SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE TO/A
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER
SECTION 14(d) (l) OR 13(e) (l)
OF THE SECURITIES EXCHANGE ACT OF 1934

(FINAL AMENDMENT)

CORRECTIONS CORPORATION OF AMERICA
(Name of Subject Company (Issuer))
CORRECTIONS CORPORATION OF AMERICA
(Names of Filing Person (Offeror))

Series B Cumulative Convertible Preferred Stock
(Title of Class of Securities)

22025Y 30 8 and 74264N 30 3

(CUSIP Number of Class of Securities)

John D. Ferguson
Chief Executive Officer
Corrections Corporation of America
10 Burton Hills Boulevard
Nashville, TN 37215
(615) 263-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

COPIES TO:
F. Mitchell Walker, Jr.
Bass, Berry & Sims PLC
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$109,328,622	$8,845

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $26.00 (the per share tender offer price) by 4,204,947, the number of shares of Correction Corporation of America’s Series B Cumulative Convertible Preferred Stock sought in the Offer.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

ITEM 12. EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-99.A.1.J PRESS RELEASE 05/14/03

INTRODUCTORY STATEMENT

     This Final Amendment to the Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by Corrections Corporation of America, a Maryland corporation (the “Company”), to purchase for cash up to 4,204,947 shares of its Series B Cumulative Convertible Preferred Stock, par value $0.01 per share (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 2, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal.

     The offer to purchase the Shares expired at 12:00 midnight, New York City time, on May 13, 2003. Based upon the final count of the Depositary, a total of 3,746,396 Shares out of the 4,672,163 outstanding Shares were properly tendered and not withdrawn prior to the expiration of the offer. All of the Shares tendered in the offer were accepted by the Company for an aggregate consideration of $97,406,296. The settlement date for payment of the tender offer price will be on or about May 14, 2003.

ITEM 12. EXHIBITS

     Item 12 of the Schedule TO is hereby amended by adding Exhibit (a)(1)(J) filed herewith.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CORRECTIONS CORPORATION OF AMERICA

By:	/s/ David M. Garfinkle Name: David M. Garfinkle Title: Vice President, Finance

Dated: May 14, 2003

EXHIBIT INDEX

Exhibit No.	Description

(a) (1) (A)	Offer to Purchase, dated April 2, 2003.*

(a) (1) (B)	Letter of Transmittal.*

(a) (1) (C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a) (1) (D)	Form of Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a) (1) (E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a) (1) (F)	Press Release, dated April 2, 2003.*

(a) (1) (G)	Press Release, dated April 2, 2003.*

(a) (1) (H)	Press Release, dated April 29, 2003.*

(a) (1) (I)	Press Release, dated May 7, 2003.*

(a) (1) (J)	Press Release, dated May 14, 2003.**

(a) (5)	Summary Advertisement.*

*	Previously filed

**	Filed herewith